UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                           FORM 11-K


 X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND
                      EXCHANGE ACT OF 1934

           For the fiscal year ended December 31, 1994

                               OR

___ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                      EXCHANGE ACT OF 1934

         For the transition period from   N/A   to   N/A


                  COMMISSION FILE NUMBER 132-3


      CONSOLIDATED FREIGHTWAYS, INC. THRIFT AND STOCK PLAN


                 CONSOLIDATED FREIGHTWAYS, INC.
             Incorporated in the State of Delaware
         I.R.S. Employer Identification No. 94-1444798
       3240 Hillview Avenue, Palo Alto, California  94304
                Telephone Number (415) 494-2900


                           SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons administering the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

             Consolidated Freightways, Inc. Thrift and Stock Plan


June 29, 1995                      /s/Eberhard G.H. Schmoller
                                   Eberhard G.H. Schmoller
                                   Senior Vice President and
                                     General Counsel








              CONSOLIDATED FREIGHTWAYS, INC.
              THRIFT AND STOCK PLAN

              FINANCIAL STATEMENTS AND SCHEDULES
              AS OF DECEMBER 31, 1994 AND 1993
              TOGETHER WITH AUDITORS' REPORT















               Report of Independent Public Accountants


To the Pension and Employee Benefits
  Committee of the Consolidated
  Freightways, Inc. Board of Directors:

We have audited the accompanying statements of net assets available for plan benefits with fund information of the CONSOLIDATED FREIGHTWAYS, INC. THRIFT AND STOCK PLAN as of December 31, 1994 and 1993 and the related statement of changes in net assets available for plan benefits with fund information for the year ended December
31,1994.   These financial statements and schedules referred to
below are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1994 and 1993 and the changes in its net assets available for plan benefits for the year ended December 31, 1994 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the accompanying table of contents, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by Department of Labors Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP
Portland, Oregon,
June 23, 1995

                    CONSOLIDATED FREIGHTWAYS, INC.

                        THRIFT AND STOCK PLAN

                   AS OF DECEMBER 31, 1994 AND 1993




                          TABLE OF CONTENTS



  FINANCIAL STATEMENTS                                       PAGE

    Statement of Net Assets Available for Plan Benefits
     with Fund Information as of December 31, 1994             1


    Statement of Net Assets Available for Plan Benefits
     with Fund Information as of December 31, 1993             2


    Statement of Changes in Net Assets Available for Plan
     Benefits with Fund Information for the Year
     Ended December 31, 1994                                   3


    Notes to Financial Statements and Schedules                4

  SCHEDULES

    I: Item 27(a) - Schedule of Assets Held for
        Investment Purposes as of December 31, 1994            8

   II: Item 27(d) - Schedule of Reportable Transactions
        for the Year Ended December 31, 1994                   9




                                 PAGE 1

                      CONSOLIDATED FREIGHTWAYS, INC.

                           THRIFT AND STOCK PLAN

    STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                          AS OF DECEMBER 31, 1994

                                               Participant Directed


                                                  Growth       New Income
                                                Stock Fund        Fund
ASSETS:
  Investments, at fair value                   $49,111,905    $22,327,621
   Contribution receivable -
     Participants                                  303,834        128,294
     Company                                             0              0
  Total contribution receivable                    303,834        128,294

  Due from Preferred Stock Fund - Unallocated            0              0
  Dividend receivable                                    0              0

                               Total assets     49,415,739     22,455,915

LIABILITIES:
  Notes payable                                          0              0
  Accrued interest payable                               0              0
  Due to Preferred Stock Fund - Allocated                0              0
  Due to Company                                         0              0

                               Total liabilities         0              0

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS                                     $49,415,739    $22,455,915

The accompanying notes are an integral part of these financial statements.



                          CONSOLIDATED FREIGHTWAYS, INC.

                             THRIFT AND STOCK PLAN

    STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS  WITH FUND INFORMATION

                            AS OF DECEMBER 31, 1994

                                                            Participant Directed
                                                          Science and      International
                                            Equity        Technology         Stock        Equity Index   Bond Index
                                          Income Fund        Fund            Fund            Trust           Trust
ASSETS:
 Investments, at fair value               $43,087,830    $24,419,502      $13,474,847        $182,711        $108,866
 Contribution receivable -
     Participants                             235,531        183,161          128,277           5,454           3,313
     Company                                        0              0                0               0               0
  Total contribution receivable               235,531        183,161          128,277           5,454           3,313

  Due from Preferred Stock Fund - Unallocated       0              0                0               0               0
  Dividend receivable                               0              0                0               0               0

                              Total assets 43,323,361     24,602,663       13,603,124         188,165         112,179

LIABILITIES:
  Notes payable                                      0              0                0               0               0
  Accrued interest payable                           0              0                0               0               0
  Due to Preferred Stock Fund - Allocated            0              0                0               0               0
  Due to Company                                     0              0                0               0               0

                               Total liabilties      0              0                0               0               0

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS                                 $43,323,361    $24,602,663      $13,603,124        $188,165        $112,179



The accompanying notes are an integral part of these financial statements.




                         CONSOLIDATED FREIGHTWAYS, INC.

                             THRIFT AND STOCK PLAN

    STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS  WITH FUND INFORMATION

                            AS OF DECEMBER 31, 1994

                                                                     Participant Directed
                                                                             Retirement
                                           U.S. Treasury     Retirement     Strategy Trust-  Retirement
                                           Money Market    Strategy Trust-  Conservative    Strategy Trust-   CF Common
                                               Trust         Balanced          Growth        Income Plus      Stock Fund
ASSETS:
  Investments, at fair value                $46,579,859       $3,951,568        $530,684         $63,180       $3,109,649
   Contribution receivable -
     Participants                               271,096           59,908          13,570           3,519           22,257
     Company                                          0                0               0               0                0
  Total contribution receivable                 271,096           59,908          13,570           3,519           22,257

  Due from Preferred Stock Fund - Unallocated         0                0               0               0                0
  Dividend receivable                                 0                0               0               0                0

                               Total assets  46,850,955        4,011,476         544,254          66,699        3,131,906

LIABILITIES:
  Notes payable                                       0                0               0               0                0
  Accrued interest payable                            0                0               0               0                0
  Due to Preferred Stock Fund - Allocated             0                0               0               0                0
  Due to Company                                      0                0               0               0                0

                               Total liabilties       0                0               0               0                0

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS                                  $46,850,955       $4,011,476        $544,254         $66,699       $3,131,906

The accompanying notes are an integral part of these financial statements.


                          CONSOLIDATED FREIGHTWAYS, INC.

                              THRIFT AND STOCK PLAN

   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS  WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1994




                                                           Nonparticipant Directed

                                                              ESOP                       Preferred       Preferred
                                               Loan          Common       CF Common      Stock Fund     Stock Fund
                                               Fund        Stock Fund     Stock Fund     Allocated      Unallocated

ASSETS:
  Investments, at fair value                $15,970,710   $11,938,880    $11,692,343    $23,814,188    $122,619,535
   Contribution receivable -
     Participants                                     0             0              0              0               0
     Company                                          0             0      1,344,238              0         238,757
  Total contribution receivable                       0             0      1,344,238              0         238,757

  Due from Preferred Stock Fund - Unallocated         0             0              0      1,973,826               0
  Dividend receivable                                 0             0              0              0       6,215,743

                               Total assets  15,970,710    11,938,880     13,036,581     25,788,014     129,074,035

LIABILITIES:
  Notes payable                                       0             0              0              0     150,000,000
  Accrued interest payable                            0             0              0              0       6,454,500
  Due to Preferred Stock Fund - Allocated             0             0              0              0       1,973,826
  Due to Company                                      0             0              0              0           9,863

                               Total liabilties       0             0              0              0     158,438,189

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS                                  $15,970,710   $11,938,880    $13,036,581    $25,788,014    ($29,364,154)

The accompanying notes are an integral part of these financial statements.






                   CONSOLIDATED FREIGHTWAYS, INC.

                       THRIFT AND STOCK PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                      AS OF DECEMBER 31, 1994




                                               Total

ASSETS:
  Investments, at fair value                    $392,983,878
   Contribution receivable -
     Participants                                  1,358,214
     Company                                       1,582,995
  Total contribution receivable                    2,941,209

  Due from Preferred Stock Fund - Unallocated      1,973,826
  Dividend receivable                              6,215,743

                               Total assets      404,114,656

LIABILITIES:
  Notes payable                                  150,000,000
  Accrued interest payable                         6,454,500
  Due to Preferred Stock Fund - Allocated          1,973,826
  Due to Company                                       9,863

                               Total liabilities 158,438,189

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS                                      $245,676,467


The accompanying notes are an integral part of these financial statements.



                                  PAGE 2

                       CONSOLIDATED FREIGHTWAYS, INC.

                           THRIFT AND STOCK PLAN

   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                          AS OF DECEMBER 31, 1993
                                                   Participant Directed

                                                      Growth      New Income       Prime
                                                    Stock Fund       Fund       Reserve Fund
ASSETS:
 Investments, at fair value                        $43,523,437   $23,525,442    $41,351,336
  Contribution receivable -
    Participants                                       132,499        69,338        123,637
    Company                                                  0             0              0
  Total contribution receivable                        132,499        69,338        123,637

  Due from Preferred Stock Fund - Unallocated                0             0              0
  Dividend receivable                                        0             0              0

                                     Total assets   43,655,936    23,594,780     41,474,973

LIABILITIES:
  Notes payable                                              0             0              0
  Accrued interest payable                                   0             0              0
  Due to Preferred Stock Fund - Allocated                    0             0              0
  Due to Company                                             0             0              0

                                     Total liabilities       0             0              0

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS                                         $43,655,936   $23,594,780    $41,474,973

The accompanying notes are an integral part of these statements

                      CONSOLIDATED FREIGHTWAYS, INC.

                          THRIFT AND STOCK PLAN

     STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                         AS OF DECEMBER 31, 1993

                                           Participant Directed                                            Nonparticipant Directed
                                                        Science and                   International                      ESOP
                                           Equity       Technology      Balanced          Stock           Loan          Common
                                        Income Fund        Fund           Fund            Fund            Fund        Stock Fund
ASSETS:
 Investments, at fair value             $39,728,341    $16,648,047     $2,695,780       $7,040,526    $13,246,905    $13,144,694
  Contribution receivable -
    Participants                            115,513         65,403         14,743           32,590              0              0
    Company                                       0              0              0                0              0              0
  Total contribution receivable             115,513         65,403         14,743           32,590              0              0

  Due from Preferred Stock Fund - Unallocated     0              0              0                0              0              0
  Dividend receivable                             0              0              0                0              0              0

                                         39,843,854     16,713,450      2,710,523        7,073,116     13,246,905     13,144,694

LIABILITIES:
  Notes payable                                   0              0              0                0              0              0
  Accrued interest payable                        0              0              0                0              0              0
  Due to Preferred Stock Fund - Allocated         0              0              0                0              0              0
  Due to Company                                  0              0              0                0              0              0

                                                  0              0              0                0              0              0

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS                              $39,843,854    $16,713,450     $2,710,523       $7,073,116    $13,246,905    $13,144,694

                                The accompanying notes are an integral part of these statements


                          CONSOLIDATED FREIGHTWAYS, INC.

                              THRIFT AND STOCK PLAN

    STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1993


                                                   Nonparticipant Directed

                                                         Preferred       Preferred
                                         CF Common      Stock Fund      Stock Fund
                                         Stock Fund      Allocated      Unallocated        Total
ASSETS:
 Investments, at fair value              $8,985,113     $19,054,025    $128,278,188     $357,221,834
  Contribution receivable -
    Participants                                  0               0               0          553,723
    Company                               1,055,210               0         248,370        1,303,580
  Total contribution receivable           1,055,210               0         248,370        1,857,303

  Due from Preferred Stock Fund - Unallocated     0       1,879,720               0        1,879,720
  Dividend receivable                             0               0       6,266,755        6,266,755

                                         10,040,323      20,933,745     134,793,313      367,225,612

LIABILITIES:
  Notes payable                                   0               0     150,000,000      150,000,000
  Accrued interest payable                        0               0       6,515,125        6,515,125
  Due to Preferred Stock Fund - Allocated         0               0       1,879,720        1,879,720
  Due to Company                                  0               0           9,863            9,863

                                                  0               0     158,404,708      158,404,708

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS                              $10,040,323     $20,933,745    ($23,611,395)    $208,820,904

The accompanying notes are an integral part of these statements


                                        PAGE 3

                             CONSOLIDATED FREIGHTWAYS, INC.

                                 THRIFT AND STOCK PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                           FOR THE YEAR ENDED DECEMBER 31, 1994


                                                             Participant Directed

                                                   Growth        New Income         Prime
                                                 Stock Fund         Fund         Reserve Fund
NET ASSETS AVAILABLE FOR PLAN
  BENEFITS
  December 31, 1993                              $43,655,936     $23,594,780     $41,474,973

ADDITIONS:
  Participant contributions                        8,740,260       3,901,316       1,400,434
  Company contributions                                    0               0               0
  Allocation of preferred shares to participants           0               0               0
  Dividend and interest income                     4,366,600       1,647,983         214,797
  Transfers-in from other plans                        1,848             680               0
                                Total additions   13,108,708       5,549,979       1,615,231

DEDUCTIONS:
  Net (appreciation) depreciation
    in fair value of investments                   3,978,045       2,159,919               0
  Distributions to participants                    1,535,278         897,554         513,205
  Loan defaults                                            0               0               0
  Allocation of preferred shares to participants           0               0               0
  Interest expense                                         0               0               0
                                Total deductions   5,513,323       3,057,473         513,205
Net increase (decrease) prior to
 interfund transfers                               7,595,385       2,492,506       1,102,026

  Interfund transfers, net                        (1,835,582)     (3,631,371)    (42,576,999)
Net increase (decrease)                            5,759,803      (1,138,865)    (41,474,973)

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS
  December 31, 1994                              $49,415,739     $22,455,915              $0

The accompanying notes are an integral part of these financial statements.

                                  CONSOLIDATED FREIGHTWAYS, INC.

                                      THRIFT AND STOCK PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                                FOR THE YEAR ENDED DECEMBER 31, 1994

                                              Participant Directed

                                                Science and                    International
                                   Equity        Technology      Balanced         Stock       Equity Index     Bond Index
                                 Income Fund        Fund           Fund            Fund           Trust          Trust
NET ASSETS AVAILABLE FOR PLAN
  BENEFITS
  December 31, 1993              $39,843,854    $16,713,450      $2,710,523     $7,073,116              $0             $0

ADDITIONS:
  Participant contributions        6,963,670      4,834,362         191,917      3,391,136         101,693         44,207
  Company contributions                    0              0               0              0               0              0
  Allocation of preferred shares
    to participants                        0              0               0              0               0              0
  Dividend and interest income     3,489,832        332,144               0        822,324               0              0
  Transfers-in from other plans        2,916          8,747               0          3,060              71              0
    Total additions               10,456,418      5,175,253         191,917      4,216,520         101,764         44,207

DEDUCTIONS:
  Net (appreciation) depreciation
    in fair value of investments   1,707,580     (2,712,536)         32,806      1,113,702           2,696           (403)
  Distributions to participants    1,542,027        542,667           1,117        237,076           5,039            576
  Loan defaults                            0              0               0              0               0              0
  Allocation of preferred shares           0              0               0              0               0              0
  Interest expense                         0              0               0              0               0              0
    Total deductions               3,249,607     (2,169,869)         33,923      1,350,778           7,735            173
Net increase (decrease) prior to
  interfund transfers              7,206,811      7,345,122         157,994      2,865,742          94,029         44,034

  Interfund transfers, net        (3,727,304)       544,091      (2,868,517)     3,664,266          94,136         68,145
Net increase (decrease)            3,479,507      7,889,213      (2,710,523)     6,530,008         188,165        112,179

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS
  December 31, 1994              $43,323,361    $24,602,663              $0    $13,603,124        $188,165       $112,179



The accompanying notes are an integral part of these financial statements.

                               CONSOLIDATED FREIGHTWAYS, INC.

                                  THRIFT AND STOCK PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                           FOR THE YEAR ENDED DECEMBER 31, 1994

                                               Participant Directed
                                                               Retirement
                                U.S. Treasury   Retirement    Strategy Trust- Retirement
                                Money Market   Strategy Trust- Conservative  Strategy Trust- CF Common         Loan
                                   Trust        Balanced        Growth       Income Plus     Stock Fund        Fund
NET ASSETS AVAILABLE FOR PLAN
  BENEFITS
  December 31, 1993                      $0             $0             $0             $0             $0    $13,246,905

ADDITIONS:
  Participant contributions       5,989,613      1,249,197        201,066         50,236        308,157              0
  Company contributions                   0              0              0              0              0              0
  Allocation of preferred shares          0              0              0              0              0              0
  Dividend and interest income    1,422,411              0              0              0              3        919,282
  Transfers-in from other plans       1,616          6,370          8,536              0            516              0
    Total additions               7,413,640      1,255,567        209,602         50,236        308,676        919,282

DEDUCTIONS:
  Net (appreciation) depreciation
    in fair value of investments          0         15,886          1,788           (559)        (4,636)             0
  Distributions to participants   1,696,362         61,730            145            223         27,970              0
  Loan defaults                           0              0              0              0              0      1,435,182
  Allocation of preferred shares          0              0              0              0              0              0
  Interest expense                        0              0              0              0              0              0
    Total deductions              1,696,362         77,616          1,933           (336)        23,334      1,435,182
Net increase (decrease) prior to
  interfund transfers             5,717,278      1,177,951        207,669         50,572        285,342       (515,900)

  Interfund transfers, net       41,133,677      2,833,525        336,585         16,127      2,846,564      3,239,705
Net increase (decrease)          46,850,955      4,011,476        544,254         66,699      3,131,906      2,723,805

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS
  December 31, 1994             $46,850,955     $4,011,476       $544,254        $66,699     $3,131,906    $15,970,710

The accompanying notes are an integral part of these financial statements.

                              CONSOLIDATED FREIGHTWAYS, INC.

                                  THRIFT AND STOCK PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                           FOR THE YEAR ENDED DECEMBER 31, 1994

                                                Nonparticipant Directed

                                    ESOP                          Preferred        Preferred
                                   Common         CF Common      Stock Fund       Stock Fund
                                 Stock Fund       Stock Fund      Allocated       Unallocated        Total
NET ASSETS AVAILABLE FOR PLAN
  BENEFITS
  December 31, 1993              $13,144,694     $10,040,323     $20,933,745     ($23,611,395)    $208,820,904

ADDITIONS:
  Participant contributions                0               0               0                0       37,367,264
  Company contributions                    0       4,132,538               0          434,343        4,566,881
  Allocation of preferred shares           0               0       5,752,759                0        5,752,759
  Dividend and interest income             0               0               0       12,474,657       25,690,033
  Transfers-in from other plans            0               0               0                0           34,360
    Total additions                        0       4,132,538       5,752,759       12,909,000       73,411,297

DEDUCTIONS:
  Net (appreciation) depreciation
    in fair value of investments     655,181         740,129               0                0        7,689,598
  Distributions to participants      470,545       1,237,681               0                0        8,769,195
  Loan defaults                            0               0               0                0        1,435,182
  Allocation of preferred shares           0               0               0        5,752,759        5,752,759
  Interest expense                         0               0               0       12,909,000       12,909,000
    Total deductions               1,125,726       1,977,810               0       18,661,759       36,555,734
Net increase (decrease) prior to
  interfund transfers             (1,125,726)      2,154,728       5,752,759       (5,752,759)      36,855,563

  Interfund transfers, net           (80,088)        841,530        (898,490)               0                0
Net increase (decrease)           (1,205,814)      2,996,258       4,854,269       (5,752,759)      36,855,563

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS
  December 31, 1994              $11,938,880     $13,036,581     $25,788,014     ($29,364,154)    $245,676,467

The accompanying notes are an integral part of these financial statements.

                               PAGE 4

                    CONSOLIDATED FREIGHTWAYS, INC.

                        THRIFT AND STOCK PLAN

             NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                      DECEMBER 31, 1994 and 1993


(1) DESCRIPTION OF PLAN

The following description of the Consolidated Freightways, Inc.
Thrift and Stock Plan (the Plan) is provided for general information purposes only. Participants should refer to the Employee Benefits Handbook for more complete information.

    General

Consolidated Freightways, Inc. (the Company) established the Consolidated Freightways, Inc. Retirement Savings Plan, effective January 1, 1984, for the purpose of providing retirement benefits for the employees of the Company. The Plan has been amended several times since its inception. Effective January 1, 1988, the Company amended and restated the Retirement Savings Plan as the Thrift Plan. Effective June 30, 1988, the Thrift Plan was amended to include the former Consolidated Freightways, Inc. Employee Stock Ownership Plan (ESOP). Effective May 1, 1989, the Company amended and restated the Thrift Plan as the Thrift and Stock Plan. Effective January 1, 1991, the Thrift and Stock Plan was amended to provide for the transfer to the Plan of certain accounts of the Purolator Stock Ownership/Savings Plan and the merger of the Emery
Personal Retirement Account.   The restated Thrift and Stock Plan
consists of a profit-sharing portion and a stock bonus portion thereby offering eligible employees the opportunity to save for their retirement and to increase their proprietary interest in the Company by accumulating Company stock.

The Plan is intended to qualify as a profit sharing plan under
Section 401(a) of the Code, with a salary deferral feature qualified under Section 401(k) of the Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Employees are eligible to participate in the Plan if the participant is not covered by a collective bargaining agreement, is not a temporary or contractual employee, as defined, or is not a nonresident alien.

Overall responsibility for administering the Plan rests with the Consolidated Freightways, Inc. Pension and Employee Benefits Committee (the Committee) which is appointed by the Board of Directors of the Company. The Plan's trustee, T. Rowe Price (the Trustee), is responsible for the management and control of the Plan's assets.

    Contributions

Participants may contribute up to 15 percent of their compensation, as defined by the Plan and subject to certain limitations. The Company makes matching contributions equal to 50 percent of a participant's contribution but not exceeding 1.5 percent of the participant's compensation, as defined. Company contributions are in the form of cash or allocations of the Company's Series B Cumulative Convertible Preferred Stock (Preferred Stock) and Common Stock. Cash dividends on Preferred Stock are used to repay the notes (refer to Note 4). Participants are allocated additional Preferred Stock as a substitute for the cash dividends used for debt service. The Company will make an additional cash contribution to the Preferred Stock Fund - Unallocated when debt service requirements exceed preferred cash dividends received by the Plan. This additional Company contribution was $434,343 for the year ended December 31, 1994, as reported in the accompanying financial statements.

                           PAGE 5

      Participant Accounts

The Plan allows participants to select the type of investment fund in which to invest their contributions. The Company's matching contribution cannot be directed by the participant and is deposited into the non-participant directed Preferred Stock Fund - Allocated and CF Common Stock Fund. Allocations of the Company's matching contribution are based upon participant contributions and allocations of Plan earnings are based upon participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participants' vested account.

  Vesting

Participants' contributions plus earning thereon are immediately
vested.   The Company's matching contributions are fully vested
when credited to the participants' account, which occurs quarterly beginning at the end of the quarter in which the participant completes two years of service with the Company.

  Loans

The Plan has a loan provision allowing participants access to funds on a tax-free basis. Loans are allowed to the extent of the employee contributions and can generally be no less than $1,000 and cannot exceed the lesser of $50,000 or 50% of the employee's vested account balance. Loan transactions are treated as a transfer to (from) the various investment funds from (to) the Loan Fund. Loans can be made up to 4 1/2 years and bear interest at the prime rate plus 1 percent. Loans outstanding at December 31, 1994 and 1993 bear interest at rates ranging from 7 percent to 11.5 percent. Principal and interest are paid ratably through payroll deductions.

      Terminations and Withdrawals

Participants can receive a total distribution from their accounts upon death or termination of employment. Disabled participants can receive a distribution of their account upon attaining early retirement age (age 55). Other types of withdrawals are permitted by the Plan in limited situations. A participant can elect to have his/her account distributed in a single lump sum or in a series of substantially equal annual installments, as defined by the Plan. Distributions will be made in cash except that (1) the participants' accounts invested in Company Common Stock can, at the direction of the participant, be paid in shares and (2) participants' allocation of Preferred Stock will be converted into shares of Company Common Stock and can, at the direction of the participant, be paid in shares or in cash.

  Plan Termination

Although the Company has no intention of terminating the Plan, it may do so at any time by resolution of the Board of Directors. In the event that the Plan is terminated, the net assets of the Plan shall be distributed to each participant in the amount credited to his/her account.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Accounting

The accompanying financial statements have been prepared on the accrual method of accounting.

  Investments

The investments in the accompanying financial statements are stated at quoted market price which approximates fair value as of December 31, 1994 and 1993 except for (1) participant loans

                           PAGE 6
outstanding which is valued at cost which approximates fair value and (2) Preferred Stock which does not have a quoted market value but which is stated at fair value as determined by an annual independent appraisal.

  Income Recognition

The difference in market value from one period to the next is included in net appreciation (depreciation) in fair value of investments in the accompanying statement of changes in net assets available for plan benefits with fund information. The net appreciation (deprecation) in fair value of investments also includes realized gains and losses.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

  Operating Expenses

During 1994 and 1993, all administrative expenses of the Plan were paid by the Company.

  Payment of Benefits

Benefits paid to participants are recorded upon distribution.

  Reclassifications

Certain prior year amounts have been reclassified to conform with current year presentation.

(3) INVESTMENTS

In May 1989, the Thrift and Stock Plan purchased 986,259 shares of the Company's Series B Cumulative Convertible Preferred Stock for $150,009,863 using proceeds from the issuance of notes (Note 4). The Preferred Stock is issuable only to the Plan Trustee. The shares are held by the Trustee and allocated to participant accounts and upon allocation are used to repay the Preferred Stock cash dividend and offset the Company's matching contribution requirement. In connection with the termination of an employee's participation in the Plan, the Preferred Stock is automatically converted into Common Stock at a rate generally equal to that number of shares of Common Stock that could be purchased for $152.10, but not less than the minimum conversion rate of four shares of Common Stock for each share of Preferred Stock. At December 31, 1994 and 1993, 169,546 and 137,631 Preferred Shares, respectively, had been allocated to participants and 793,202 and 831,024 shares, respectively, were unallocated.

     Market and Credit Risk

Substantially all of the Plan's investments are subject to both market risk and/or credit risk. The Plan's trustee reviews the risks associated with the investments and utilizes independent investment advisors for assistance.

(4) NOTES PAYABLE:

On July 18, 1989, the Plan completed the sale of $150,000,000 in aggregate principal amount of notes (the Plan Notes) to a group of institutional investors. The original Plan Notes consisted of $88,000,000 of Series A and $62,000,000 of Series B Notes. The proceeds from the sale of the Plan Notes were used to repay the $150,000,000 bridge loan from the Company to the Plan which had earlier been made to finance the purchase of the Preferred Stock. The Company has guaranteed repayment of the Plan Notes. Of the $150,000,000 notes, $117,000,000 are subject to earlier repurchase by the Company at the option the holders, with a yield protection penalty, in the event the Company's long-term senior unsecured indebtedness should be rated by both Moody's and Standard & Poor's as below investment grade. Of the original $88,000,000 of the Series A TASP Notes, the terms of $33,000,000 of these notes were

                         PAGE 7
modified to exclude the holder's early repurchase option. In exchange, the interest rates on the notes were enhanced by .5% to 9.0% per annum. The remaining $55,000,000 in Series A notes bear interest at 8.5% per annum. The Series A and restructured Series A TASP notes totaling $88,000,000 are repayable in variable annual installments from January 1, 1995 to January 1, 2006. The balance of the $62,000,000 Series B notes bear interest at 8.6% per annum and are repayable in variable annual installments from January 1, 2007 to January 1, 2009. The interest expense on the Plan Notes is payable semiannually on January 1 and July 1 and is subject to adjustment in certain circumstances including some changes in applicable tax laws.


(5) INCOME TAXES

The Company amended and restated the Plan to conform with the Tax Reform Act of 1986. The Plan has received a favorable determination letter from the Internal Revenue Service as to the tax-exempt qualification of the Plan. Accordingly, no provision for income taxes has been made in the accompanying financial statements. The Plan sponsor believes the Plan operates in a manner consistent with that outlined in the Plan document and continues to be exempt from Federal income taxes.

(6) RELATED PARTY TRANSACTIONS

Certain Plan investments are shares in funds managed by T. Rowe
Price. T. Rowe Price is the trustee as defined by the Plan and therefore, these investments and investment transactions qualify as party-in-interest transactions.

(7) RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 as of December 31:
                                            1994          1993
Net assets available for plan
 benefits per the financial statements $245,676,467 $208,820,904 Amounts allocated to withdrawing
 participants                                (516,000)            0
Net assets available for plan benefits   ------------  ------------
 per the Form 5500                       $245,160,467  $208,820,904


The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended
December 31, 1994:

Benefits paid to participants per
 the financial statements                 $8,769,195
Add: Amounts allocated to withdrawing
 participants at December 31, 1994           516,000
Benefits paid to participants             ----------
 per the Form 5500                        $9,285,195

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 1994 but not yet paid as of that date.


                                         PAGE 8

                                CONSOLIDATED FREIGHTWAYS, INC.

                                    THRIFT AND STOCK PLAN

                                       EIN 94-1444798

                                      PLAN NUMBER 003

                 ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                  AS OF DECEMBER 31, 1994



(a)(b) Identity of (c)  Description of Investment            (d) Cost     (e) Current Value
         Issue
 * Consolidated Freightways,
      Inc.-        Common Stock                                $25,509,554    $26,740,872
                   Preferred Stock                             146,362,999    146,433,723

 * T.Rowe Price    Equity Index Trust                              181,890        182,711
 * T.Rowe Price    International Stock Fund                     13,841,642     13,474,847
 * T.Rowe Price    Growth Stock Fund                            48,229,638     49,111,905
 * T.Rowe Price    New Income Fund                              23,444,153     22,327,621
 * T.Rowe Price    Bond Index Trust                                108,480        108,866
 * T.Rowe Price    U.S. Treasury Money Market Trust             46,579,859     46,579,859
 * T.Rowe Price    Science and Technology Fund                  20,948,165     24,419,502
 * T.Rowe Price    Equity Income Fund                           41,432,210     43,087,830
 * T.Rowe Price    Retirement Strategy Trust-Balanced            3,960,966      3,951,568
 * T.Rowe Price    Retirement Strategy Trust-Income Plus            62,922         63,180
                   Retirement Strategy Trust-Conservative
 * T.Rowe Price       Growth                                       532,635        530,684
 * Participant     Participant loans with interest from 7% to 11%
                      and maturity dates from 1995 to 1999                     15,970,710
                                                                             $392,983,878


   * Party-in-Interest



                                               PAGE 9

                                       CONSOLIDATED FREIGHTWAYS, INC.
                                           THRIFT AND STOCK PLAN

                                              EIN 94-1444798

                                              PLAN NUMBER 003
                           ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
                                  FOR THE YEAR ENDED DECEMBER 31, 1994


                                                                                                      Expense
  Identity of                                  Number of         Purchase      Selling     Lease    Incurred with     Cost
(a)Party Involved (b)Description of Asset    Purchases  Sales  (c) Price    (d) Price  (e) Rental (f)Transaction (g) of Asset
* T. Rowe Price    International Stock Fund        241    --   $11,283,743           --        --            --   $11,283,743
* T. Rowe Price    Growth Stock Fund               203    --    17,601,827           --        --            --    17,601,827
* T. Rowe Price    New Income Fund                 237    --     7,167,880           --        --            --     7,167,880
* T. Rowe Price    Prime Reserve Fund               59    --     3,669,861           --        --            --     3,669,861
* T. Rowe Price    U.S. Treasury Money Market      218    --    56,297,722           --        --            --    56,297,722
* T. Rowe Price    U.S. Treasury Money Market        1    --    39,587,926           --        --            --    39,587,926
* T. Rowe Price    Science and Technology Fund     204    --    12,636,102           --        --            --    12,636,102
* T. Rowe Price    Equity Income Fund              213    --    13,892,892           --        --            --    13,892,892
* CF, Inc.         Common Stock                    212    --     8,216,202           --        --            --     8,216,202
* T. Rowe Price    International Stock Fund       --      204           --    3,735,721        --            --     3,564,449
* T. Rowe Price    Growth Stock Fund              --      224           --    8,035,311        --            --     7,291,467
* T. Rowe Price    New Income Fund                --      241           --    6,205,780        --            --     6,310,316
* T. Rowe Price    Prime Reserve Fund             --       64           --   45,021,197        --            --    45,021,197
* T. Rowe Price    Prime Reserve Fund             --        1           --   39,587,926        --            --    45,021,197
* T. Rowe Price    U.S. Treasury Money Market     --      210           --    9,717,863        --            --     9,717,863
* T. Rowe Price    Science and Technology Fund    --      223           --    7,577,177        --            --     7,462,607
* T. Rowe Price    Equity Income Fund             --      225           --    8,825,821        --            --     8,196,585
* CF, Inc.         Common Stock                   --      283           --    2,219,082        --            --     2,113,743

* Party-in-Interest


                                      CONSOLIDATED FREIGHTWAYS, INC.
                                          THRIFT AND STOCK PLAN

                                             EIN 94-1444798

                                             PLAN NUMBER 003
                          ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
                                 FOR THE YEAR ENDED DECEMBER 31, 1994



                                                  Current Value
                                                   of Asset on     Net Gain
                                              (h)Transaction Date (i) or (Loss)

* T. Rowe Price    International Stock Fund       $11,283,743            --
* T. Rowe Price    Growth Stock Fund               17,601,827            --
* T. Rowe Price    New Income Fund                  7,167,880            --
* T. Rowe Price    Prime Reserve Fund               3,669,861            --
* T. Rowe Price    U.S. Treasury Money Market      56,297,722            --
* T. Rowe Price    U.S. Treasury Money Market      39,587,926            --
* T. Rowe Price    Science and Technology Fund     12,636,102            --
* T. Rowe Price    Equity Income Fund              13,892,892            --
* CF, Inc.         Common Stock                     8,216,202            --
* T. Rowe Price    International Stock Fund         3,735,721       171,272
* T. Rowe Price    Growth Stock Fund                8,035,311       743,844
* T. Rowe Price    New Income Fund                  6,205,780      (104,536)
* T. Rowe Price    Prime Reserve Fund              45,021,197            --
* T. Rowe Price    Prime Reserve Fund              39,587,926            --
* T. Rowe Price    U.S. Treasury Money Market       9,717,863            --
* T. Rowe Price    Science and Technology Fund      7,577,177       114,570
* T. Rowe Price    Equity Income Fund               8,825,821       629,236
* CF, Inc.         Common Stock                     2,219,082       105,339

* Party-in-Interest